Exhibit 99.2

PLX Technology, Inc.

Questions and answers relating to a proposed offer to
purchase certain of our outstanding options

March 20, 2009

PLX has not initiated the offer to purchase referred to below.  PLX may still decide to not implement the offer to purchase or to delay its implementation.  If the offer to purchase is commenced, PLX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”).  Persons who may be eligible to participate in the offer to purchase should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the offer to purchase.  PLX’s option holders will be able to obtain these written materials and other documents filed by PLX with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, PLX’s option holders may obtain free copies of these documents filed by PLX with the SEC by directing a written request to:  PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, California 94085, Attention: Arthur Whipple.

What is the proposed offer to purchase?
PLX Technology, Inc. (the “Company”) is planning to make an offer to you.  The offer will allow you to return or “tender” some or all of the options that have been granted to you under our employee stock option plans, on terms and conditions that will be announced in the formal offer documentation.  We will pay you in cash for options that you tender under the terms of the offer to purchase.

Why is the Company doing this?
Many of the options outstanding were issued when our stock price was at much higher levels than today.  We are continuing to make charges to our P&L statements but these charges no longer reflect the value of the options to the option holders.  Repurchasing the options gives some value to the option holder and, since we plan to retire (and not add back to our option plan share reserve) many of the shares underlying the repurchased options, our shareholders will see a reduced number of options available for grant, thus reducing the “overhang” associated with our option plans.

Who is eligible to participate?
Generally, any holder of options issued under our employee stock option plans may participate.

What options are eligible to be bought back?
Generally, all vested and unvested options outstanding at the end of the offering period with an exercise price of at least $5.00  will be eligible for the offer to purchase.

How much will I receive for my options?
At the beginning of the offering period, we will provide you with a report of your outstanding options.  We will provide you with a list of per share prices that we will pay for the various options that you hold, which, generally speaking, will be equal to the fair value of the options on a date prior to commencement of the offer to purchase using a customary option valuation model.  The value that you will receive will be product of the number of shares that you tender times the per share price for that option.

Are there other terms and conditions relating to the proposed offer outlined above?
There will be additional terms and conditions relating to the offer to purchase that will be set forth in detail in the formal offer documents, including but not limited to further details concerning those option holders eligible to participate in the offer and the options that are eligible for  purchase, how the price is determined and when it will be paid, conditions to the offer as a whole, and other topics that are usually addressed in tender offers for outstanding options.

What choices do I have?
You can choose to participate or not participate.

If I participate, when will I receive my payment?
You will be paid shortly after the end of the offering period.

How will any payments be taxed?
This payment will be considered ordinary income, and we will withhold appropriate taxes.

When will I receive information on this offering?
We expect to file the tender document with the SEC in the next few weeks and commence the offer to purchase as soon as practicable.   [the SEC may review it, but it starts when filed; comments requiring changes would require amendments and updated communications with employees.]
Due to legal requirements, our executives and managers cannot respond to your individual questions regarding this program at this time, and cannot advise you as to whether or not you should participate if the offer to purchase is ultimately commenced.

How long will I have to make a decision?
You will have at least 20 business days to make a decision.

What happens if I don’t respond?
If you do not respond, we will assume that you do not wish to participate.

Will I receive new stock options if I cash out my current options?
Your participation in the tender offer is independent of any future options that may be granted to you.